787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 17, 2014

Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AllianceBerstein Cap Fund, Inc. – AllianceBerstein Multi-Manager Alternative Strategies Fund
File Nos. 2-29901 and 811-01716
Post-Effective Amendment No. 159

Dear Ms. O’Neal-Johnson:

On behalf of AllianceBerstein Cap Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on April 14, 2014 regarding Post-Effective Amendment No. 146 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 125 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”) with respect to AllianceBerstein Multi-Manager Alternative Strategies Fund (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the summarized comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment No. 1:	Fees and Expenses of the Fund—Shareholder Fees: The sales charge for Class A shares reflected under “Shareholder Fees” for Contingent Deferred Sales Charges (“CDSCs”), currently reading “None”, should be 1% as is stated in the footnote (a), and footnote (a) should instead explain the circumstances upon which no CDSC will occur.

Response:	Under normal circumstances, no CDSC is charged for Class A shares and this fact is properly reflected in the Fee Table. Under the very limited circumstances where an investor purchases enough Class A shares to qualify for a full waiver

NEW YORK  WASHINGTON  PARIS  LONDON  MILAN  ROME  FRANKFURT   BRUSSELS

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July 17, 2014

of the front-end load (i.e., $1 million or more) but then redeems those shares within one year from purchase, a 1% CDSC may be applied. This aspect of Class A shares is noted in footnote (a) to the table and also discussed in the “THE DIFFERENT SHARE CLASS EXPENSES” section of the prospectus. The Registrant, therefore, respectfully submits that its current disclosure is accurate.

Comment No. 2:	Fees and Expenses of the Fund: Please include the updated fee table in your written response to the Staff comments.

Response:	The updated Fee Table is provided below:

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares	Advisor Class Shares	Class R, K, I and Z Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None(a)	1.00%(b)	None	None
Exchange Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Advisor Class	Class R	Class K	Class I	Class Z
Management Fees	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	0.50%	0.25%	None	None
Other Expenses:
Transfer Agent	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Other Expenses	0.36%	0.36%	0.36%	0.36%	0.36%	0.36%	0.36%
Dividend Expense, Borrowing Cost and Brokerage Expense on Securities Sold Short	0.53%	0.53%	0.53%	0.53%	0.53%	0.53%	0.53%

Total Other Expenses(c)	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%	0.94%

Total Annual Fund Operating Expenses	3.09%	3.84%	2.84%	3.34%	3.09%	2.84%	2.84%

Fee Waiver and/or Expense Reimbursement(d)	-0.32%	-0.32%	-0.32%	-0.32%	-0.32%	-0.32%	-0.32%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.77%	3.52%	2.52%	3.02%	2.77%	2.52%	2.52%

(a)	Purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans, may be subject to a 1%, 1-year contingent deferred sales charge (“CDSC”), which may be subject to waiver in certain circumstances.

(b)	For Class C shares, the CDSC is 0% after the first year.

(c)	Total other expenses are based on estimated amounts for the current fiscal year.

(d)	The Adviser has contractually agreed to waive its management fees and/or to bear expenses of the Fund through July 31, 2015 to the extent necessary to prevent total Fund operating expenses (excluding expenses associated with acquired fund fees and expenses other than the advisory fees of any AllianceBernstein Mutual Funds in which the Fund may invest, interest expense, taxes, extraordinary expenses, and brokerage commissions and other transaction costs), on an annualized basis, from exceeding 2.24%, 2.99%, 1.99%, 2.49%, 2.24%, 1.99% and 1.99% of average daily net assets, respectively, for Class A, Class C, Advisor Class, Class R, Class K, Class I and Class Z shares (“expense limitations”). Any fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, provided that no reimbursement payment will be made that would cause the Fund’s Total Annual Fund Operating Expenses to exceed the expense limitations or cause the total of the payments to exceed the Fund’s total initial offering expenses.

Comment No. 3:	Fees and Expenses of the Fund: Fee Waiver and/or Expense Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:	The Registrant hereby confirms that the fee waiver will continue for at least one year from the effective date of the Registrant’s Registration Statement.

Comment No. 4:	Fees and Expenses of the Fund: Please confirm that only the board of directors (or the shareholders) of the Fund may terminate the fee waiver.

Response:	The Registrant hereby confirms that only the board of directors (or the shareholders) of the Fund may terminate the fee waiver prior to its scheduled expiration.

Comment No. 5:	Fees and Expenses of the Fund: Fee Waiver and/or Expense Reimbursement: With respect to footnote (d), please confirm that the fee waiver reimbursement discussed in footnote (d) will not extend beyond three years.

Response:	The Registrant hereby confirms that the expense reimbursement discussed in footnote (d) will not extend beyond the end of the third fiscal year after the fiscal period in which the fees were waived or the expenses were reimbursed by the Fund’s investment adviser.

Comment No. 6:	Fees and Expenses of the Fund—Examples Table: Please confirm that the fee waiver will be applied only to the periods for which the waiver is in effect.

Response:	The Registrant hereby confirms that the fee waiver will be applied only to the periods for which the waiver is currently in effect.

July 17, 2014

Comment No. 7:	Fees and Expenses of the Fund—Examples Table: Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the CDSC.

Response:	We will revise the Examples table to reflect the increased expenses caused by the CDSC.

Comment No. 8:	Principal Strategies: Please include in your response an update regarding the status of the Fund’s exemptive application.

Response:	The Fund has received comments from the Staff regarding the first amendment to its exemptive application and is in the process of responding to the Staff’s comments. The Registrant will update the Fund’s disclosure when it receives an order from the Commission.

Comment No. 9:	Principal Strategies: Please consider revising the statement that the Adviser “may concentrate the Fund’s investments in particular Strategies in order to take advantage of perceived investment opportunities or based on its current market outlook.” In particular, please consider using a term other than “concentrate.”

Response:	The Registrant has revised its disclosure to replace the word “concentrate” with the word “focus” as follows: the Adviser “may focus the Fund’s investments in particular Strategies in order to take advantage of perceived investment opportunities or based on its current market outlook.”

Comment No. 10:	Fees and Expenses of the Fund: Please confirm that estimates of the costs of short sales (i.e., interest and dividends paid on short sales) will be included in the fee table of the Fund.

Response:	The Registrant confirms that estimates of the costs of short sales (i.e., dividend expense, borrowing cost and brokerage expense on securities sold short) will be included in the fee table of the Fund.

Comment No. 11:	Principal Strategies: Please confirm whether the Fund expects to employ a maturity strategy with respect to its credit investments.

Response:	As disclosed in the Registration Statement, the Fund “may invest without restriction as to…maturity” in respect of its credit investments.

Comment No. 12:	Principal Strategies: As it is disclosed that the Fund may invest in various derivative instruments, including credit default swaps and total return swaps please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and

July 17, 2014

Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:	The Registrant has considered the staff observations concerning derivatives disclosure set forth in the above-referenced letter.

Comment No. 13:	Principal Strategies: Please explain and consider revising the following statement: “In the future, the Adviser may also determine to allocate the Fund’s assets to Sub-Advisers employing other strategies not described in this Prospectus, including, but not limited to, emerging markets, currency, high-frequency trading, quantitative and real estate-related assets strategies.”

Response:	The Fund currently expects to focus on the four principal strategies identified in the prospectus of the Fund (Long/Short Equity, Special Situations (referred to as “Event Driven” in the initial filing), Credit and Global Macro). It is possible that the Fund may use other strategies to seek to achieve its investment objective and the Fund will monitor the need for additional disclosure with respect to those strategies. If the Fund determines that additional disclosure is necessary, the Fund will supplement its prospectus at such time.

Comment No. 14:	Principal Strategies:

a.     Regarding credit default swap agreements (“CDS”), if the Fund intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes. Regarding total return swaps, please confirm to the Staff that the Fund will segregate an appropriate amount to cover the value of such transactions.

Response:	The Fund will cover its positions in accordance with the 1940 Act, the rules thereunder and published interpretative guidance regarding those rules from the Commission and its staff.

b.     Please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) (“Release 10666”) and that the SEC may issue further guidance on such transactions that could affect the Fund’s operations.

Response:	The Registrant acknowledges that it is familiar with the concepts discussed in Release 10666 and that further guidance from the Commission regarding derivative transactions could affect the Funds’ operations.

Comment No. 15:	Principal Risks: Please explain whether any principal strategy of the Fund corresponds to the following risk factors, and update the disclosure to identify any such principal strategies.

July 17, 2014

a. Portfolio Turnover Risk b. Undervalued Securities Risk c. Technology Risk d. Non-Diversification Risk

Response:	Portfolio turnover risk and undervalued securities risk are inherent in the active investment strategies among which the Fund will allocate its assets. Non-diversification risk corresponds to the statement, on page 4 of the Fund’s prospectus under the heading “Principal Strategies,” that “[t]he Fund is considered to be ‘non-diversified’. . .” The “Technology Risk” risk factor has been removed from the Fund’s prospectus.

Comment No. 16:	Principal Risks—Fixed Income Securities Risk: Please update the disclosure to refer to the speculative nature of high yield bonds.

Response:	The Registrant respectfully notes that this disclosure is currently included in the prospectus under “Credit Risk” (“Lower-rated debt securities and similar unrated securities (commonly known as “junk bonds”) have speculative elements or are predominantly speculative credit risks.”).

Comment No. 17:	Additional Information About The Fund’s Risks and Investments—Portfolio Holdings: If a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available also on the Fund’s website, that fact should be disclosed.

Response:	The Registrant confirms that no description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities appears on the Fund’s website. Accordingly, the disclosure in the Fund’s prospectus has not been updated in response to the Staff’s comment.

Comment No. 18:	Please confirm that the Fund will not invest more than 15% of its assets in hedge funds.

Response:	The Registrant hereby confirms that the Fund will not invest more than 15% of its assets in hedge funds.

Comment No. 19:	Please confirm that the Fund will not invest more than 15% of its assets in illiquid securities.

Response:	The Registrant hereby confirms that the Fund will not invest more than 15% of its assets in illiquid securities.

July 17, 2014

Questions Regarding the Cayman Subsidiary of the Fund

Comment No. 20:	Please include disclosure regarding the Subsidiary’s compliance policies and procedures with provisions of the 1940 Act regarding investment policies in Section 8 of the 1940 Act and capital structure and leverage in Section 18 of the 1940 Act.

Response:	The Registrant respectfully notes that the prospectus currently discloses that the Subsidiary is subject to the same investment policies and restrictions as the Fund in the “Summary Information—Principal Strategies” and the “Additional Discussion Of Strategies And Discussion Of Principal Risks—Investments in Wholly-Owned Subsidiary” sections of the Fund’s prospectus and the “Information About The Fund And Its Investments—Additional Investment Policies and Practices” section of the Fund’s Statement of Additional Information.

The Registrant hereby confirms that the Subsidiary will comply with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the Fund.

Comment No. 21:	Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response:	AllianceBernstein L.P. (the “Adviser”) and the Subsidiary are parties to an investment advisory agreement (the “Investment Advisory Agreement”). The Fund takes the position that the Investment Advisory Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Fund discloses the fact that the Adviser acts as investment adviser to the Subsidiary in the “Additional Discussion Of Strategies And Discussion Of Principal Risks—Investments in Wholly-Owned Subsidiary” section of the Fund’s prospectus.

Comment No. 22:	The investment advisory agreement between the Subsidiary and its investment adviser and any related sub-advisory agreements are material contracts that should be included as exhibits to the Registration Statement.

Response:	The Registrant hereby confirms that the investment advisory agreement between the Subsidiary and the Adviser and any related sub-advisory agreements will be included as exhibits to the Fund’s registration statement, except as their omission may be permitted by an exemptive order of the Commission or applicable law.

Comment No. 23:	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

July 17, 2014

Response:	The Registrant hereby confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The “Additional Discussion Of Strategies And Discussion Of Principal Risks—Investments in Wholly-Owned Subsidiary” section of the Fund’s prospectus discloses that “[t]he Subsidiary will also be subject to the same valuation, brokerage, and compliance policies and procedures as the Fund.” State Street Bank and Trust Company is the custodian of the Fund and the Subsidiary.

Comment No. 24:	Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response:	The Registrant hereby confirms that the principal investment strategies and principal risk disclosures of the Fund reflect both the operations of the Fund and the Subsidiary.

Comment No. 25:	Please confirm that the Financial Statements of the Subsidiary will be consolidated with those of the Fund.

Response:	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. In the “Additional Discussion Of Strategies And Discussion Of Principal Risks—Investments in Wholly-Owned Subsidiary” section of its prospectus, the Fund discloses that “[t]he Subsidiary’s financial statements will be consolidated with the Fund’s financial statements that are included in the Fund’s annual and semi-annual reports to shareholders.”

Comment No. 26:	Confirm in correspondence that: (a) the Subsidiary’s expenses will be included in the Fund’s prospectus Fee Table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff; and (d) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response:

The Registrant confirms that:

(1)  the Subsidiary’s expenses will be reflected in the Fee Table of the Fund’s prospectus;

(2)  the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

(3)  the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

July 17, 2014

With respect to item (4), although persons serving as the board of directors of the Fund also serve as directors of the Subsidiary, the Fund respectfully submits that the Subsidiary should not be required to sign the Fund’s Registration Statement. This position is consistent with the no-action letters issued by the Staff in connection with the establishment of wholly-owned subsidiaries by registered funds. [1]

In these no-action letters, the Staff, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and determined that the subsidiary would not be required to register as an investment company. Pursuant to the facts set forth in the no-action letter issued to South Asia Portfolio (the “Portfolio”), for example, the Portfolio had established a wholly-owned subsidiary for the purpose of investing in India. The Staff granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. The Registrant respectfully submits that the same rationale applies to the Subsidiary and that it is not appropriate to require the Subsidiary, a wholly-owned subsidiary established as a means for the investment of the Fund’s assets in commodity-related instruments, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

*  *  *  *  *  *  *  *  *  *

[1]	See South Asia Portfolio (pub. avail. March 12, 1997); Templeton Vietnam Opportunities Fund, Inc (pub. avail. September 10, 1996); The Spain Fund, Inc (pub. avail. May 28, 1988); and Thai Fund, Inc. (pub. avail. Nov. 30, 1987). In those letters, the staff took a no-action position where the parties requesting relief stated that the subsidiaries should not be viewed as investment companies for purposes of Section 12(d)(1) and that the offering by the funds did not constitute an offering by the subsidiaries in violation of Section 7(d).

July 17, 2014

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8806 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Katherine A. McGavin

Katherine A. McGavin

cc:	Eric Freed, Esq.